

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 6 2013

Washington DC
402

SEC FILE NUMBER
8 - 52141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/2012   AND ENDING   12/31/2012

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sidoti & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 Madison Avenue, Suite 1400

                         (No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Sidoti   (212) 297-0001

                                                          (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass

                     (Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Peter Sidoti_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Sidoti & Company, LLC_____, as of ___December 31_____,20__12__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

C.E.O.
Title

_____
Notary Public

DAVID J. GOLD
Notary Public, State of New York
No. 02GO5082848
Qualified in Richmond County
Commission Expires July 28, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

SIDOTI & COMPANY, LLC

CONTENTS

	Certified	Rothstein Kass	Beverly Hills
	Public	4 Becker Farm Road	Dallas
	Accountants	Roseland, NJ 07068	Denver
		tel 973.994.6666	Grand Cayman
		fax 973.994.0337	New York
		www.rkco.com	Roseland
			San Francisco
			Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Sidoti & Company, LLC

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Sidoti & Company, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Roseland, New Jersey
February 20, 2013

1

An independent firm associated with AGN International Ltd  **AGN**

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash and cash equivalent	$	7,182,818
Receivables from clearing brokers, including clearing deposits of $316,281		1,984,727
Investment banking fees receivable		79,497
Accounts receivable		362,900
Property and equipment, net		155,166
Prepaid expenses and other assets		447,059
	$	10,212,167

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Bonuses payable	$	2,276,000
Commissions payable		436,405
Payables to clearing brokers		11,160
Accounts payable and accrued expenses		1,295,326
Total liabilities		4,018,891
Member's equity		6,193,276
	$	10,212,167

See accompanying notes to financial statement.

SIDOTI & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Sidoti & Company, LLC (the "Company") is a Delaware limited liability company formed on March 1, 1999. The Company's principal business activity is performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment and financing activities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Agency ("FINRA"). In addition, the Company is a member under the Ontario Securities Commission. The Company's sole member is Sidoti Holding Company LLC, a Delaware limited liability company ("Holding LLC").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 20, 2013. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers investments in money market accounts to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Life
Office equipment and Computer software costs	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Revenue Recognition from Research Income

The Company records income from research services at the time the services have been rendered, the revenue is fixed or determinable and collectability is reasonably assured.

3

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition from Investment Banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent. These revenues are recorded in accordance with the terms of the investment banking agreements.

Revenue Recognition from Seminar and Conference Income

Seminar and conference income is recognized when earned. Advances received which are related to seminar and conference income are deferred until earned.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. At December 31, 2012, investment banking fees receivable is from one customer. No allowance for doubtful accounts was required at December 31, 2012.

Accounts Receivable

Accounts receivable is primarily comprised of receivables from the Company's research transactions.

Income Taxes

The Company is a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. Accordingly, Holding LLC reports the Company's income or loss on its income tax returns. Holding LLC is subject to New York City unincorporated business tax ("UBT") and the Company reimburses Holding, LLC for taxes incurred and attributable to the Company's income, which is reported in Holding LLC's tax return. The UBT is calculated using currently enacted laws and rates and is reflected on the statements of operations of the Company, in accordance with GAAP. GAAP requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. At December 31, 2012, the Company has UBT expense of approximately $58,000, which is included in the statement of operations.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's member files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As of December 31, 2012, the Company has no uncertain tax positions.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $5,149,000 which was approximately $4,881,000 in excess of its minimum requirement of approximately $268,000.

3. Commitments

Operating Leases

The Company is obligated under various operating lease agreements for their office locations and database management systems, which expire through October 2017. The office leases contain escalation clauses based on increased costs incurred by the landlord. Rent expense and data expenses under these agreements for the year ended December 31, 2012 was approximately $1,376,000.

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2012, are as follows:

Year Ending December 31,		
2013	$	1,181,000
2014		1,127,000
2015		1,100,000
2016		1,004,000
2017		838,000
	$	5,250,000

4. Off-balance-sheet risk and concentrations of credit risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. At December 31, 2012, the receivables from the clearing brokers' represent commissions receivable earned as an introducing broker for the transactions of its customers. Under certain conditions, as defined in the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposits of not less than $315,000. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SIDOTI & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

4. Off-balance-sheet risk and concentrations of credit risk (continued)

The Company maintains its cash balances in financial institutions which are insured by the Federal Insurance Corporation ("FDIC"). The Company's account balances that are non-interest bearing accounts are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act"). As of December 31, 2012, the Act fully insured the Company's non-interest bearing cash balances. This provision of the Act expired on December 31, 2012. The Company's interest bearing cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

5. Property and equipment

Details of property and equipment at December 31, 2012 are as follows:

Office equipment	$	1,229,018
Furniture and fixtures		106,253
Computer software		317,389
Leasehold improvements		353,642
		2,006,302
Less accumulated depreciation and amortization		1,851,136
	$	155,166

For the year ended December 31, 2012, depreciation and amortization expense was approximately $155,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Retirement plan

The Company has a retirement plan ('the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2012 the Company elected not to make a contribution.